# VALDEYAN CORP
## Profit & Loss
### January through December 2021

| | Jan 21 | Feb 21 | Mar 21 | Apr 21 | May 21 | Jun 21 | Jul 21 | Aug 21 | Sep 21 | Oct 21 | Nov 21 | Dec 21 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | | | | | | | | | | |
| **Income** | | | | | | | | | | | | | |
| **43800 · Food Sales** | 62,032.07 | 59,933.78 | 69,947.56 | 116,344.55 | 72,239.99 | 75,646.87 | 87,342.88 | 66,445.89 | 60,108.19 | 68,747.28 | 53,325.15 | 57,836.71 | 849,950.92 |
| **Total Income** | 62,032.07 | 59,933.78 | 69,947.56 | 116,344.55 | 72,239.99 | 75,646.87 | 87,342.88 | 66,445.89 | 60,108.19 | 68,747.28 | 53,325.15 | 57,836.71 | 849,950.92 |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| **53100 · Restaurant Supplies** | 29,542.74 | 25,469.06 | 37,576.17 | 32,516.57 | 35,677.36 | 32,378.38 | 38,768.73 | 30,051.86 | 32,034.10 | 29,973.17 | 18,910.36 | 18,722.15 | 361,620.65 |
| **Total COGS** | 29,542.74 | 25,469.06 | 37,576.17 | 32,516.57 | 35,677.36 | 32,378.38 | 38,768.73 | 30,051.86 | 32,034.10 | 29,973.17 | 18,910.36 | 18,722.15 | 361,620.65 |
| **Gross Profit** | 32,489.33 | 34,464.72 | 32,371.39 | 83,827.98 | 36,562.63 | 43,268.49 | 48,574.15 | 36,394.03 | 28,074.09 | 38,774.11 | 34,414.79 | 39,114.56 | 488,330.27 |
| **Expense** | | | | | | | | | | | | | |
| **60000 · Advertising and Promotion** | 0.00 | 0.00 | 0.00 | 13.07 | 0.00 | 13.06 | 6.53 | 6.53 | 26.53 | 716.00 | 13.06 | 6.53 | 801.31 |
| **60300 · TRANSPORTATION** | 1,249.64 | 1,915.49 | 850.33 | 1,740.29 | 918.73 | 984.67 | 517.91 | 701.18 | 1,129.00 | 393.39 | 670.17 | 673.17 | 11,743.97 |
| **60400 · Bank Service Charges** | 0.00 | 2.00 | 314.39 | 278.99 | 10.79 | 5.60 | 0.00 | 0.00 | 0.00 | 5.60 | 10.66 | 250.83 | 878.86 |
| **61000 · Business Licenses and Permits** | 985.00 | 0.00 | 0.00 | 0.00 | 1,200.00 | 616.60 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2,801.60 |
| **61600 · SOFTWARE** | 65.33 | 76.22 | 185.10 | 185.10 | 185.10 | 215.39 | 201.42 | 201.42 | 216.00 | 220.46 | 223.18 | 528.03 | 2,502.75 |
| **61700 · Computer and Internet Expenses** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 109.51 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 109.51 |
| **62400 · Depreciation Expense** | 398.67 | 1,090.91 | 668.56 | 1,160.02 | 197.84 | 1,109.92 | 60.42 | 989.13 | 206.63 | 1,851.04 | 38.11 | 1,248.84 | 9,020.09 |
| **63300 · Insurance Expense** | 9.00 | 0.00 | 0.00 | 0.00 | 136.84 | 0.00 | 0.00 | 0.00 | 0.00 | 458.36 | 61.50 | 889.60 | 1,555.30 |
| **64900 · Office Supplies** | 40.81 | 1,063.17 | 520.16 | 257.82 | 0.00 | 486.77 | 669.03 | 420.92 | 242.52 | 299.10 | 771.65 | 780.18 | 5,552.13 |
| **66000 · Payroll Expenses** | 10,961.95 | 11,189.06 | 12,523.87 | 12,194.88 | 11,111.45 | 13,134.14 | 12,596.36 | 10,588.08 | 15,023.12 | 16,512.72 | 13,275.08 | 9,120.52 | 148,231.23 |
| **66500 · FEDERAL TAXES** | 2,171.23 | 1,768.00 | 2,118.00 | 1,832.00 | 1,832.00 | 1,768.00 | 2,008.00 | 1,711.14 | 1,791.00 | 1,823.00 | 1,823.00 | 1,817.94 | 22,463.31 |
| **66700 · Professional Fees** | 688.19 | 1,227.00 | 2,404.56 | 6,378.55 | 3,918.00 | 1,350.71 | 2,678.75 | 1,630.56 | 1,904.02 | 621.22 | 522.00 | 15,974.66 | 39,298.22 |
| **67100 · Rent Expense** | 6,047.13 | 6,047.13 | 6,047.13 | 6,047.13 | 6,047.13 | 6,178.89 | 6,278.19 | 6,228.54 | 6,228.54 | 24,799.34 | 6,228.54 | 6,228.54 | 92,406.23 |
| **67200 · Repairs and Maintenance** | 639.87 | 983.72 | 11.39 | 429.91 | 5,650.68 | 8,147.68 | 4,574.71 | 593.16 | 172.02 | 273.20 | 1,001.80 | 3,099.33 | 25,577.47 |
| **67300 · MEALS** | 868.03 | 525.11 | 1,173.42 | 861.27 | 467.05 | 628.90 | 403.77 | 1,031.08 | 577.23 | 1,463.72 | 718.63 | 635.06 | 9,353.27 |
| **67400 · MISCELANEOUS** | 10.00 | 293.61 | 382.67 | 14.00 | 203.65 | 5,527.13 | 4,593.13 | 332.07 | 45.98 | 2,942.05 | 5,127.23 | -49.26 | 19,422.26 |
| **67500 · ENTERTAINMENT** | 0.00 | 54.43 | 0.00 | 0.00 | 145.65 | 279.57 | 114.82 | 752.17 | 35.90 | 515.84 | 648.16 | 23.41 | 2,569.95 |
| **67700 · TRAVEL EXPENSES** | 197.00 | 828.61 | 0.00 | 0.00 | 2,035.00 | 2,862.14 | 0.00 | 580.62 | 1,184.17 | 1,153.63 | 1,346.63 | 891.70 | 11,079.50 |
| **67800 · WASTE SERVICE** | 0.00 | 0.00 | 2,181.44 | 0.00 | 0.00 | 2,181.44 | 0.00 | 0.00 | 0.00 | 2,273.32 | 591.30 | 591.30 | 7,818.80 |
| **68500 · Uniforms** | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 222.60 | 815.44 | 0.00 | 0.00 | 0.00 | 206.54 | 794.25 | 2,038.83 |
| **68600 · Utilities** | 2,191.77 | 1,922.50 | 3,536.26 | 2,281.37 | 1,547.00 | 2,295.78 | 2,264.72 | 2,401.50 | 2,412.59 | 2,293.98 | 3,107.75 | 732.39 | 26,987.61 |
| **Total Expense** | 26,523.62 | 28,986.96 | 32,917.28 | 33,674.40 | 35,606.91 | 48,118.50 | 37,783.20 | 28,168.10 | 31,195.25 | 58,615.97 | 36,384.99 | 44,237.02 | 442,212.20 |
| **Net Ordinary Income** | 5,965.71 | 5,477.76 | -545.89 | 50,153.58 | 955.72 | -4,850.01 | 10,790.95 | 8,225.93 | -3,121.16 | -19,841.86 | -1,970.20 | -5,122.46 | 46,118.07 |
| **Net Income** | **5,965.71** | **5,477.76** | **-545.89** | **50,153.58** | **955.72** | **-4,850.01** | **10,790.95** | **8,225.93** | **-3,121.16** | **-19,841.86** | **-1,970.20** | **-5,122.46** | **46,118.07** |

5:45 PM
01/26/24
Accrual Basis

# VALDEYAN CORP
## Balance Sheet
### As of December 31, 2021

| | Dec 31, 21 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **11000 · Bank Accounts** | |
| **11100 · Capital One Bank 3334** | 12,322.78 |
| **Total 11000 · Bank Accounts** | 12,322.78 |
| **Total Checking/Savings** | 12,322.78 |
| **Total Current Assets** | 12,322.78 |
| **TOTAL ASSETS** | **12,322.78** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| **26000 · LOAN SBAD TREAS** | 24,841.09 |
| **Total Credit Cards** | 24,841.09 |
| **Other Current Liabilities** | |
| **25500 · Sales Tax Payable** | -185,168.86 |
| **Total Other Current Liabilities** | -185,168.86 |
| **Total Current Liabilities** | -160,327.77 |
| **Total Liabilities** | -160,327.77 |
| **Equity** | |
| **30000 · Opening Balance Equity** | -99,760.00 |
| **32000 · Retained Earnings** | 226,292.48 |
| **Net Income** | 46,118.07 |
| **Total Equity** | 172,650.55 |
| **TOTAL LIABILITIES & EQUITY** | **12,322.78** |

# VALDEYAN CORP
## Statement of Cash Flows
### January through December 2021

|  | Jan - Dec 21 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 46,118.07 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| 26000 · LOAN SBAD TREAS | 19,841.09 |
| 25500 · Sales Tax Payable | -48,759.91 |
| **Net cash provided by Operating Activities** | 17,199.25 |
| **FINANCING ACTIVITIES** | |
| 30000 · Opening Balance Equity | -15,000.00 |
| **Net cash provided by Financing Activities** | -15,000.00 |
| **Net cash increase for period** | 2,199.25 |
| **Cash at beginning of period** | 10,123.53 |
| **Cash at end of period** | **12,322.78** |